Veris Gold Corp. Provides Production Update on Jerritt Canyon Operations

Vancouver, BC – January 16, 2013 – Veris Gold Corp. (TSX: VG) (OTCBB: YNGFF) (Frankfurt Xetra Exchange: NG6) is pleased to provide a production update for the fourth quarter of 2012 for its wholly-owned Jerritt Canyon gold mine and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd. (“Queenstake”), a wholly-owned subsidiary of Veris Gold Corp. (“VGC” or the “Company”).

In the fourth quarter of 2012 the operation recovered 35,042 ounces of gold and shipped 31,754 ounces of gold from processing of underground and stockpile ore at Jerritt Canyon. Randy Reichert, Co-CEO and COO, commented, “The gold production achieved in the fourth quarter, while slightly lower than the third quarter due to challenges faced with the winter weather, continues to demonstrate that the Jerritt Canyon operation is running well, producing close to targeted rates and is continuing to operate at steady state levels. Looking ahead, we will continue to ramp up to a run rate production of 16,000 ounces per month by the end of December 2013.”

Production for the quarter was hampered by delays in acquiring parts and equipment, primarily a result of low working capital during the quarter, resolved through the $15m financing announced on December 18, 2012. In addition, high amounts of snowfall negatively affected haulage from SSX-Steer mine to the mill in the last half of December, reducing the overall grade of the tons processed at the mill. With the purchase of additional snow clearing equipment early in the first quarter of 2013 the Company has been able to resume regular deliveries of higher grade ore from the SSX-Steer mine, as well as bring down the ore stockpiled in the fourth quarter of 2012.

Development of the underground mine at Starvation Canyon commenced in the fourth quarter with 740 feet (226 metres) of development completed to-date. Development is currently 30 feet (10 metres) away from the ore body and development of a vent raise and a secondary escapeway will commence in February 2013 with completion targeted for the following month. This will allow for production to start as planned in March 2013 with full ramp up to 600 tons per day in the second quarter of 2013.

The Company has just completed planning for 2013 and gold production from Jerritt Canyon operations is expected to be between 175,000 and 185,000 ounces depending on the timing of commencement of toll milling of third party ores or concentrates and the amount of stockpiled ore the Company processes in the interim.

For toll milling opportunities in 2013 and beyond, the Company is currently testing two sources of ore and one source of concentrate. After the testing is complete, the Company intends to pursue final negotiations with the respective parties on a mid-to-long term contract.

The Company’s fourth quarter financial results will be released by March 15th and will be available on SEDAR, www.sedar.com and our website, www.verisgold.com.

This news release was reviewed and approved by the Company's Co-CEO and COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.